Amounts in USD

Dates

Collection Period No.	32			
Collection Period (from... to)	1-Aug-2026	31-Aug-2026		
Determination Date	11-Sep-2026			
Record Date	14-Sep-2026			
Distribution Date	15-Sep-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	17-Aug-2026	15-Sep-2026	Actual/360 Days	29
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2026	15-Sep-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,700,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	244,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	244,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	476,600,000.00	212,286,250.95	192,907,290.00	19,378,960.95	40.660850	0.404757
Class A-4 Notes	98,010,000.00	98,010,000.00	98,010,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,359,310,000.00**	**310,296,250.95**	**290,917,290.00**	**19,378,960.95**		

Overcollateralization	34,856,681.09	34,854,167.03	34,854,167.03
Adjusted Pool Balance	1,394,166,681.09	345,150,417.98	325,771,457.03
Yield Supplement Overcollateralization Amount	65,292,162.27	15,894,290.78	14,953,603.15
Pool Balance	**1,459,458,843.36**	**361,044,708.76**	**340,725,060.18**

	Amount	Percentage
Initial Overcollateralization Amount	34,856,681.09	2.50%
Target Overcollateralization Amount	34,854,167.03	2.50%
Current Overcollateralization Amount	34,854,167.03	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	5.060000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	4.006500%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.800000%	849,145.00	1.781672	20,228,105.95	42.442522
Class A-4 Notes	4.790000%	391,223.25	3.991667	391,223.25	3.991667
Total		**$1,240,368.25**		**$20,619,329.20**	

Amounts in USD

Available Funds	
Principal Collections	18,665,552.34
Interest Collections	2,444,651.13
Net Liquidation Proceeds	317,071.84
Recoveries	567,608.57
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	64,608.56
Available Collections	**22,059,492.44**
Reserve Fund Draw Amount	0.00
Available Funds	**22,059,492.44**

Distributions	
(1) Total Servicing Fee	300,870.59
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	1,240,368.25
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	19,378,960.95
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	1,139,292.65
Total Distribution	**22,059,492.44**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	300,870.59	300,870.59	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,240,368.25	1,240,368.25	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	849,145.00	849,145.00	0.00
thereof on Class A-4 Notes	391,223.25	391,223.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,240,368.25	1,240,368.25	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	19,378,960.95	19,378,960.95	0.00
Aggregate Principal Distributable Amount	19,378,960.95	19,378,960.95	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,485,416.70
Reserve Fund Amount - Beginning Balance	3,485,416.70
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	9,620.84
minus Net Investment Earnings	9,620.84
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,485,416.70
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	9,620.84
Net Investment Earnings on the Collection Account	54,987.72
Investment Earnings for the Collection Period	64,608.56

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,459,458,843.36	29,733
Pool Balance beginning of Collection Period	361,044,708.76	11,684
Principal Collections	10,750,928.16	
Principal Collections attributable to Full Pay-offs	7,914,624.18	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,654,096.24	
Pool Balance end of Collection Period	340,725,060.18	11,198
Pool Factor	23.35%	

	As of Cutoff Date	Current
Weighted Average APR	7.74%	8.17%
Weighted Average Number of Remaining Payments	60.69	32.11
Weighted Average Seasoning (months)	8.92	39.93

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	329,974,282.17	10,932	96.84%
31-60 Days Delinquent	8,130,169.46	205	2.39%
61-90 Days Delinquent	2,029,005.77	51	0.60%
91-120 Days Delinquent	591,602.78	10	0.17%
Total	340,725,060.18	11,198	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.769%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,654,096.24	38	72,539,292.23	1,656
Principal Net Liquidation Proceeds	314,937.75		23,334,341.70	
Principal Recoveries	547,737.79		25,963,009.78	
Principal Net Loss / (Gain)	791,420.70		23,241,940.75	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	2.707%
Prior Collection Period	1.235 %
Second Prior Collection Period	0.530 %
Third Prior Collection Period	(1.801%)
Four Month Average	0.667%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.593%
Average Net Loss / (Gain)	14,034.99

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.